Exhibit 99.1

Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the three month periods ended March 31, 2016 and 2015

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management and have been approved by the Board of Directors of the Company.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Condensed Interim Consolidated Statements of Financial Position (unaudited)
		March 31,	December 31,
	NOTE	2016	2015
			(Audited)
CURRENT ASSETS:
Cash and equivalents	7	$41,436	$45,386
Accounts receivable		139,469	119,402
Prepaid expenses		15,444	9,064
Total Current Assets		196,349	173,852

NON-CURRENT ASSETS:
Property and equipment	9	939,546	1,001,048
Performance bond	12	543,467	489,620
VAT receivable, net of discount	13	845,942	868,809
Other deposit	18 (c)	90,367	94,998
Minimal presumed income tax receivable		371,864	390,919
Total Non-Current Assets:		2,791,186	2,845,394

TOTAL ASSETS:		$2,987,535	$3,019,246

CURRENT LIABILITIES:
Bank indebtedness		$55,652	$40,775
Accounts payable and accrued liabilities		2,549,286	2,094,175
Taxes payable		127,137	113,363
Total Current Liabilities:		2,732,075	2,248,313

NON-CURRENT LIABILITIES:
Provision	18 (c)	325,000	250,000
Total Non-Current Liabilities:		325,000	250,000

TOTAL LIABILITIES:		$3,057,075	$2,498,313

SHAREHOLDERS' EQUITY:
Share capital	10	$26,987,416	$26,987,416
Contributed surplus	11	957,881	9,578,881
Warrants	10	1,030,000	1,030,000
Deficit		(37,979,190)	(37,282,555)
Accumulated other comprehensive income (loss)		313,353	207,191
Total Shareholders' Equity:		$(69,540)	$520,933

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY:		$2,987,535	$3,019,246

Going Concern (Note 3)
Subsequent Events (Note 20)
Commitments and Provision (Note 18)

Approved on behalf of the Board of Directors

Signed "Tim Hunt"

Signed "Alan Chan"

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (unaudited)
		Three months ended March 31,
	NOTE	2016	2015

OPERATING EXPENSES:
Professional fees		37,543	112,450
Directors fees		1,000	-
Exploration expenses		123,755	62,082
Travel expenses		70,122	45,442
Administrative and office expenses		97,914	80,013
Payroll expenses		164,479	140,698
Share based compensation		-	1,688
Interest expense and banking charges		817	6,572
Depreciation	9	2,608	57,464

Total operating expenses:		498,239	506,409

OTHER INCOME/(EXPENSE):
Interest income		5,188	3,323
Gain (loss) on foreign exchange		(49,267)	33,044
Contingent liability accrual	18 (c)	(75,000)

Total other income/(expense):		(119,079)	36,367

LOSS - before income tax		(617,318)	(470,042)

Income taxes		(79,318)	3,697

NET LOSS FOR THE PERIOD		$(696,635)	$(466,345)

Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to net loss
Change in value of performance bond	12	53,847	132,387
Translation of foreign operations into Canadian dollar presentation		52,315	82,540

TOTAL NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD:		$(590,473)	$(251,418)

Weighted average shares outstanding - basic and diluted		76,226,385	14,650,298

NET LOSS PER SHARE - BASIC AND DILUTED:		$(0.01)	$(0.03)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Condensed Interim Consolidated Statement of Changes in Shareholders' Equity (unaudited)

			Accumulated
			Other
			Comprehensive	Contributed
	Share Capital	Deficit	Loss	Surplus	Warrants	Total
Balance - January 1, 2015	$26,392,416	$(34,478,437)	$(25,251)	$9,416,187	$160,725	$1,465,640

Net Loss	-	(466,345)	-	-	-	(466,345)

Other comprehensive income	-	-	214,927	-	-	214,927
Share based compensation	-	-	-	1,688	-	1,688
Balance - March 31, 2015	$26,392,416	$(34,944,782)	$189,676	$9,417,875	$160,725	$1,215,910

Balance - January 1, 2016	$26,987,416	$(37,282,555)	$207,191	$9,578,881	$1,030,000	$520,933

Net Loss	-	(696,635)	-	-	-	(696,635)

Other comprehensive income	-	-	106,162	-	-	106,162
Balance - March 31, 2016	$26,987,416	$(37,979,190)	$313,353	$9,578,881	$1,030,000	$(69,540)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Condensed Interim Consolidated Statements of Cash Flows (unaudited)

		Three months ended March 31,
	NOTE	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$(696,635)	$(466,345)
Items not affecting cash
Depreciation	9	2,608	57,464
Loss (gain) of foreign exchange		151,423	(80,399)
Share based compensation		-	1,688
Loan interest		-	1,082

Net change in non-cash working capital items
Decrease in minimum presumed income tax receivable		(19,056)	(16,314)
Decrease in VAT receivable		(22,867)	(36,745)
Decrease in other deposit		(4,631)	(3,964)
Decrease (increase) in accounts receivable		20,067	(2,308)
Decrease (increase) in prepaid expenses		6,380	(26,269)
Increase in accounts payable and accrued liabilities		455,111	395,086
Decrease in taxes payable		13,773	5,135
Increase in provision		75,000

Net cash used in operating activities		(18,827)	(171,889)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of marketable securities		-	(108,919)
Redemption of marketable securities		-	108,919
Net cash used in investing activities		-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in bank indebtedness	14	14,877	-
Net cash from financing activities		14,877	-

NET DECREASE IN CASH AND EQUIVALENTS:		$(3,950)	$(107,769)

CASH AND EQUIVALENTS, BEGINNING OF PERIOD:		45,386	115,246

CASH AND EQUIVALENTS, END OF PERIOD:		$41,436	$7,477

SUPPLEMENTAL CASH FLOW INFORMATION

Taxes paid		(20,922)	(626)
Interest received		-	8

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three month periods ended March 31, 2016 and 2015

1. Nature of Business

Hunt Mining Corp. (the "Company" or "Hunt"), is a mineral exploration company incorporated on January 10, 2006 under the laws of Alberta, Canada and, together with its subsidiaries, is engaged in the exploration of mineral properties in Santa Cruz Province, Argentina.

Effective November 6, 2013, the Company continued from the Province of Alberta to the Province of British Columbia.  The Company's registered office is located at #530, 355 Burrard Street
Vancouver, B.C.  V6C 2G8.  The Company's head office is located at 23800 E Appleway Avenue, Liberty Lake, Washington, USA.

The condensed interim consolidated financial statements include the accounts of the following subsidiaries after elimination of intercompany transactions and balances:

Corporation	Incorporation	Percentage ownership	Business Purpose
Cerro Cazador S.A.	Argentina	100%	Holder of Assets and Exploration Company
1494716 Alberta Ltd.	Alberta	100%	Nominee Shareholder
Hunt Gold USA LLC	Washington, USA	100%	Management Company

The Company's primary activity is the exploration of mineral properties in Argentina. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or a sale of these properties.

2. Basis of presentation

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with IAS 34 – Interim Financial Reporting Standards as issued by the IASB.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and share based compensation measured at fair value.  In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company's functional and presentation currency is the Canadian Dollar.

The preparation of condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Judgments made by management in the application of IFRS that have a significant effect on the condensed interim consolidated financial statements and estimates with significant risk of material adjustment in the current and following years are discussed in Note 6 of the Company's audited consolidated financial statements for the year ended December 31, 2015.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three month periods ended March 31, 2016 and 2015

These condensed interim consolidated financial statements were authorized for issue on May 27, 2016 by the Board of Directors of the Company.

3. Going Concern
The accompanying condensed interim consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern. The Company is an exploration stage company and has incurred significant losses since its inception. As shown in these condensed interim consolidated financial statements, the Company has had minimal revenues and has incurred an accumulated loss of $37,979,190 through March 31, 2015 (December 31, 2015 - $37,282,555).  The Company intends to fund operations for the next twelve months with loans or investments from directors, officers and third parties.

The Company's ability to continue as a going concern is dependent upon the discovery of economically recoverable mineral reserves, the ability to obtain necessary financing to complete development and fund operations and future production or proceeds from their disposition. Additionally, the current capital markets and the deteriorating commodity markets worldwide provide no assurance that the Company's funding initiatives will continue to be successful. These factors raise substantial doubt about the Company's ability to continue as a going concern.

The condensed interim consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis was not appropriate for these condensed interim consolidated financial statements, adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used.

4. Significant Accounting Policies

These condensed interim consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company's December 31, 2015 annual audited consolidated financial statements except as disclosed in Note 5.  These condensed interim consolidated financial statements do not include all the information required for full set of annual audited financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year end December 31, 2015.

5. Standards, Interpretations and Amendments to Existing Standards

At the date of these condensed interim condensed interim consolidated financial statements, certain new standards, interpretations and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the Company's accounting policy for the first period beginning after the effective date of the pronouncement. The Company is currently evaluating the impact of the new pronouncements but does not anticipate any material changes to the unaudited condensed interim consolidated financial statements as a result of their adoption.  Information on new standard, amendment and interpretation that is expected to be relevant to the Company's condensed interim consolidated financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company's condensed interim consolidated financial statements.

International Financial Reporting Standards ("IFRS")

The following accounting standards and amendments are effective for future periods:

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three month periods ended March 31, 2016 and 2015

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

The amendment clarifies circumstances in which an entity reclassifies an asset (or disposal group) from held for sale to held for distribution (or vice versa), and in circumstances which an entity no longer meets the criteria for held for distribution.

This standard is effective for reporting periods beginning on or after January 1, 2016.

IFRS 7 Financial Instruments

The amendment clarifies the applicability of the amendments to IFRS 7 Disclosure–Offsetting Financial Assets and Financial Liabilities to condensed interim financial statements.

This amendment is effective for reporting periods beginning on or after January 1, 2016.

IAS 19 Employee Benefits

The amendment clarifies the application of the requirements of IAS 19 Employee Benefits (2011) on determination of the discount rate to a regional market consisting of multiple countries sharing the same currency.

This standard is effective for reporting periods beginning on or after January 1, 2016.

IAS 34 Interim Financial Reporting

The amendment clarifies the meaning of disclosure of information 'elsewhere in the interim financial report' and requires a cross reference.

This amendment is effective for reporting periods beginning on or after January 1, 2016.

IFRS 11 Joint Arrangements

These amendments require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3) to: (a) apply all of the business combinations accounting principles in IFRS 3 and other IFRS standards, except for those principles that conflict with the guidance in IFRS 11; and (b) disclose the information required by IFRS 3 and other IFRS standards for business combinations.  The amendments apply both to the initial acquisition of an interest in joint operation, and the acquisition of an additional interest in a joint operation (in the latter case, previously held interests are not re-measured).

These amendments are effective for reporting periods beginning on or after January 1, 2016.

IAS 27 Separate Financial Statements

This amendment permits investments in subsidiaries, joint ventures and associates to be optionally accounted for using the equity method in separate financial statements.

This amendment is effective for reporting periods beginning on or after January 1, 2016.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three month periods ended March 31, 2016 and 2015

Disclosure Initiative (Amendments to IAS 7 Statement of Cash Flows)

These amendments require that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes.  One way to fulfil the new disclosure requirement is to provide areconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities. Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

This standard is effective for reporting periods beginning on or after January 1, 2017.

IFRS 9 Financial Instruments

This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. To be classified and measured at amortised cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognised in profit or loss. In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any 'recycling' of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with IAS 39, with one exception, being that the portion of a change of fair value relating to the entity's own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch.

This standard is effective for reporting periods beginning on or after January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

The IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single principle-based framework to be applied to all contracts with customers. IFRS 15 replaces the previous revenue standard IAS 18, Revenue, and the related Interpretations on revenue recognition. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments. The new standard is a control-based model as compared to the existing revenue standard which is primarily focused on risks and rewards. Under the new standard, revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service.

This standard is effective for reporting periods beginning on or after January 1, 2018.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three month periods ended March 31, 2016 and 2015

This standard is effective for reporting periods beginning on or after January 1, 2019.

 6. Critical accounting judgments and estimates

There have been no material revisions to the nature of the judgments and estimates disclosed in the Company's condensed interim consolidated financial statements for the three months ended March 31, 2016.

7. Cash and Equivalents

Cash and equivalents are comprised of the following:

	March 31, 2016	December 31, 2015
Cash	$41,436	$45,386
	$41,436	$45,386

The Company's cash and equivalents are held through Canadian, United States and Argentine financial institutions.

8. Marketable Securities

Marketable securities consist of equities in the Buenos Aires stock exchange.  During the three months ended March 31, 2016, the Company did not purchase or sell shares.

9. Property and Equipment

	Land	Vehicles and equipment	Total
Cost
Balance at December 31, 2015	$988,794	$1,447,616	$2,436,410
Foreign exchange movement	(64,344)	10,469	(53,875)
Balance at March 31, 2016	$924,450	$1,458,085	$2,318,411

Accumulated amortization
Balance at December 31, 2015	$-	$1,435,362	$1,435,362
Depreciation for the period	-	2,608	2,608
Foreign exchange movement	-	5,020	5,020
Balance at March 31, 2016	$-	$1,442,990	$1,442,990

Net book value
At December 31, 2015	$988,794	$12,254	$1,001,048
At March 31, 2016	$924,450	$15,095	$939,546

The majority of the Company's assets are located in Argentina.  The Company owns a 25,000-acre ranch called the La Josefina Estancia, on which the Company's La Josefina project is located.  La Josefina represents approximately 20% of our landholdings in Santa Cruz Province, Argentina.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three month periods ended March 31, 2016 and 2015

The Company also owns small mobile housing units, trucks and additional mechanical equipment to support exploration activities on the Company's projects, all located in Argentina.

10.  Share Capital

a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

Issued:

Common Shares
	Three months ended March 31, 2016
	Number	Amount
Balance, beginning and end of period	62,150,298	$26,987,416

Warrants	Three months ended March 31, 2016
	Number	Amount
Balance, beginning and end of period	47,500,000	$1,030,000

b)	Stock options:
Under the Company's share option plan, and in accordance with TSX Venture Exchange requirements, the number of common shares reserved for issuance under the option plan shall not exceed 10% of the issued and outstanding common shares of the Company. In connection with the foregoing, the number of common shares reserved for issuance to: (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares; and (b) all consultants will not exceed 2% of the issued and outstanding common shares.

	Range of exercise prices	Number outstanding	Weighted average life (years)	Weighted average exercise price	Number exercisable on March 31, 2016
Stock options	$1.00 - $3.00	385,000	2.69	$1.36	385,000

		March 31, 2016		December 31, 2015
		Number of options	Weighted Average Price	Number of options	Weighted Average Price
Balance, beginning of period		434,753	$1.59	494,753	$2.10
Granted to officers and directors		-	$0.00	-	$0.00
Forfeiture of stock options		-	$0.00	-	$0.00
Expiration of stock options		(49,753)	$3.34	(60,000)	$6.50
Balance, end of period		385,000	$1.36	434,753	$1.59

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three month periods ended March 31, 2016 and 2015

11. Contributed Surplus

March 31, 2016
Balance, beginning and end of period	$9,578,881

12. Performance bond

The performance bond, originally required to secure the Company's rights to explore the La Josefina property, is a step-up US dollar denominated 2.5% coupon bond, paying quarterly, issued by the Government of Argentina with a face value of US$600,000 and a maturity date of 2035.  The bond trades in the secondary market in Argentina.  The bond was originally purchased for $292,877 (US$247,487).  As of the three months ended March 31, 2016, the value of the bond increased to $543,467 (US$419,131).  The changes in the face value of the performance bond of $53,847 for the three months ended March 31, 2016 (March 31, 2015 - $132,387) are recorded as comprehensive income in the Company's condensed interim consolidated statement of loss and comprehensive loss.

Since Cerro Cazador S.A. ("CCSA") fulfilled its exploration expenditure requirement mandated by the agreement with Fomento Minero de Santa Cruz Sociedad del Estado ("Fomicruz"), the performance bond was no longer required to secure the La Josefina project.  Therefore, in June 2010 the Company used the bond to secure the La Valenciana project, an additional Fomicruz exploration project.

13. Value added tax receivable ("VAT")

The Company's VAT receivable as of March 31, 2016 was $845,942 (December 31, 2015 - $868,809).  These amounts reflect the VAT receivable accrued due to the payment of VAT on certain transactions in Argentina.  The Company expects reimbursement on the VAT once the exports of minerals have commenced, the Company has estimated that if successful in finding an economic mineral deposit, production will begin in 2019. The asset is reported at net present value based upon the Company's estimate of when it will have future revenues.  The Company uses an expected production date of December 31, 2019, and a discount rate of 24.5% based upon the average Argentine interest rates and will record an adjustment in the present value of the VAT receivable at December 31, 2016.  The net change of the VAT receivable for the three months ended March 31, 2016 was ($22,867) (three months ended March 31, 2015 – ($86,179)).

Balance at December 31, 2015	$868,809
Change	(22,867)
Discount and accretion	-
Balance at March 31, 2016	$845,942

14. Bank indebtedness

The Company secured a variable rate non-disclosable line of credit with a local bank for a period of one year, making monthly interest only payments and paying a one-time 1% fee of US$300.  At March 31, 2016, the principal balance was US$42,919 (December 31, 2015 - US$29,400).

15. Related Party Transactions

During the three months ended March 31, 2016, the Company incurred $53,209 (March 31, 2015 – $34,655) in professional fees expense relating to the services of the President of CCSA.  Included in accounts payable and accrued liabilities as at March 31, 2016 was $81,680 (December 31, 2015 - $90,960) owing to the President of CCSA for professional geological fees.  Included in accounts payable and accrued liabilities as at March 31, 2016, the Company had a payable due to the President of CCSA for $Nil (December 31, 2015 - $373) for field expenses.  Included in prepaid expenses as at March 31, 2016, the Company had a receivable due from the President of CCSA for $1,104 (December 31, 2015 - $Nil) for cash advanced for field expenses.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three month periods ended March 31, 2016 and 2015

During the three months ended March 31, 2016, the Company incurred $14,830 (March 31, 2015 - $9,658) in professional fees expense relating to the accounting services of a director of CCSA.  Included in accounts payable and accrued liabilities as at March 31, 2016, the Company had a payable owing to the director of CCSA of $30,439 (December 31, 2015 – $31,890).  Included in accounts payable and accrued liabilities as at March 31, 2016, the Company had a receivable due from the director of CCSA of $Nil (December 31, 2015 - $122) for cash advanced for miscellaneous expenses.  Included in prepaid expenses as at March 31, 2016, the Company had a receivable due from the director of CCSA of $6 (December 31, 2015 - $Nil) for cash advanced for miscellaneous expenses.

Included in accounts payable and accrued liabilities as at March 31, 2016 was $6,273 (December 31, 2015 - $6,709) owing to a director for consulting fees.

During the three months ended March 31, 2016, the Company incurred $14,988 (March 31, 2015 - $12,734) in administrative and office expenses relating to the rental of office space and various administrative services and expenses payable to Hunt Family Limited Partnership, LLC, an entity controlled by the Company's President, CEO and Executive Chairman.  Included in accounts payable and accrued liabilities as at March 31, 2016 was $101,525 (December 31, 2015 - $85,677) owing to Hunt Family Limited Partnership, LLC relating to the rental of office space and various administrative services and expenses.

During the three months ended March 31, 2016, the Company received $57,006 from Hunt Family Limited Partnership, LLC for general administrative purposes.  Included in accounts payable and accrued liabilities as at March 31, 2016 was $620,302 (December 31, 2015 - $563,296) owing to Hunt Family Limited Partnership, LLC relating to funds received for general administrative purposes.

All related party transactions are in the normal course of business.

Remuneration of directors and key management of the Company

The remuneration awarded to directors and to senior key management, including the Executive Chairman and Chief Executive Officer, the Chief Financial Officer, a Director of the Company, the President of CCSA and a Director of CCSA, is as follows:

	Three months ended
	March 31, 2016	March 31, 2015
Salaries and benefits	38,023	$66,754
Consulting fees	68,039	44,313
Share based compensation	-	633
	$106,062	$111,700

16. Financial Instruments

The Company's financial instruments consist of cash and equivalents, accounts receivable, performance bond, bank indebtedness and accounts payable and accrued liabilities.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three month periods ended March 31, 2016 and 2015

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  The three levels of the fair value hierarchy are as follows:
•	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
•	Level 2: inputs, other than quoted prices, that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.
•	Level 3: inputs are less observable, unavoidable or where the observable data does not support the majority of the instruments' fair value.

Fair value

As at March 31, 2016, there were no changes in the levels in comparison to December 31, 2015.  The fair values of financial instruments are summarized as follows:

	March 31, 2016		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Assets
FVTPL
Cash and equivalents (Level 1)	41,436	41,436	45,386	45,386

Available for sale
Performance bond (Level 1)	543,467	543,467	489,620	489,620

Loans and receivables
Accounts receivable	139,469	139,469	119,402	119,402

Financial Liabilities
Other financial liabilities
Bank indebtedness	55,652	55,652	40,775	40,775
Accounts payable and accrued liabilities	2,549,286	2,549,286	2,094,175	2,094,175
Taxes payable	127,137	127,137	113,363	113,363
Cash and equivalents, marketable securities and performance bond are measured based on Level 1 inputs of the fair value hierarchy on a recurring basis.

The carrying value of accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.  The Company assessed that there were no indicators of impairment for these financial instruments.

Financial risk management
The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, price risk and interest rate risk.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three month periods ended March 31, 2016 and 2015

i.	Currency risk
The Company holds cash balances, incurs payables and has receivables that are denominated in the Canadian Dollar, the United States Dollar and the Argentine Peso. These balances are subject to fluctuations in the exchange rate between the Canadian Dollar, and the United States Dollar and the Argentine Peso, resulting in currency gains or losses for the Company.
As at March 31, 2016, the following are denominated in US dollars:
Cash and equivalents	$17,791
Performance bond	$543,467
Accounts payable and accrued liabilities	$506,259

  As at March 31, 2016, the following are denominated in Argentine Pesos:
Cash and equivalents	$17,753
Accounts receivable	$134,957
Other credits	$90,367
Accounts payable and accrued liabilities	$1,045,676

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. A significant change in the currency exchange rates between the United States dollar relative to the Canadian dollar and the Argentine Peso could have an effect on the Company's results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

At March 31, 2016, if the U.S. dollar strengthened or weakened by 10% relative to the Canadian dollar the impact on loss and other comprehensive loss would be as follows:

Impact on net loss and comprehensive loss
U.S. Dollar Exchange rate – 10% increase	$(41,344)
U.S. Dollar Exchange rate – 10% decrease	$41,344

At March 31, 2016, if the Argentine Peso strengthened or weakened by 10% relative to the Canadian dollar the impact on loss and other comprehensive loss would be as follows:
Impact on net loss and comprehensive loss
Argentine Peso Exchange rate – 10% increase	$(100,840)
Argentine Peso Exchange rate – 10% decrease	$100,840

ii.	Credit risk
Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.
The Company's cash and equivalents are held through Canadian, United States and Argentine financial institutions.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three month periods ended March 31, 2016 and 2015

The Company maintains its cash and equivalents in multiple financial institutions. The Company maintains cash in an Argentine bank. The Argentine accounts, which had a Canadian dollar balance of $17,753 at March 31, 2016 (December 31, 2015 - $38,388) are considered uninsured and may be at risk in case of the failure of the bank.

The Company controls for this risk by only keeping funds in Argentina sufficient to meet approximately two months of operating expenses.

The Company pays VAT to the Argentine government on all expenses in Argentina.  This creates a VAT receivable owed by the government of Argentina.  The Company's receivable at March 31, 2016 is $845,942 ($1,309,172 – undiscounted) (December 31, 2015 - $868,809 ($1,353,998 – undiscounted)).  The Company believes this to be a collectible amount and it is backed in the strength and laws of the Argentine government.  If for some reason the government did not pay, changed the laws, defaulted on the receivable or the Company never achieved any mineral production, the Company could lose the full value of the receivable.

iii.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure.  The Company is dependent on the capital markets to raise capital by issuing equity in the Company to support operations. The current environment is prohibitive for the issuance of capital and there is no guarantee that should the Company need to raise new capital to support operations it will be able to do so on favorable terms, if at all.  All of the Company's accounts payable and accrued liabilities are current and payable within one year.
iv.	Price risk
The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.  A dramatic decline in commodity prices could impact the viability of the Company and the carrying value of its properties. The Company is exposed to price risk with respect to commodity prices.  There is minimal price risk at the present time as the Company is not yet in the production phase.
v.	Interest rate risk
Interest rate risk is the impact that changes in interest rates could have on the Company's earnings and liabilities.  In the normal course of business, the Company's exposure to interest rate risk is low due to the fact that the amounts outstanding are insignificant.
17. Segmented Information

All of the Company's operations are in the mineral properties exploration industry with its principal business activity in the acquisition and exploration of mineral properties.  The Company conducts its resource properties exploration activities primarily in Argentina.

The location of the Company's assets by geographic area as of March 31, 2016 and December 31, 2015 is as follows:

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three month periods ended March 31, 2016 and 2015

	March 31, 2016	December 31, 2015
Canada	$12,828	$7,317
Argentina	2,956,916	3,006,255
United States	17,791	5,674
	$2,987,535	$3,019,246

The location of the Company's net loss by geographic area as of March 31, 2016 and March 31, 2015 is as follows:

	Three months ended
	March 31, 2016	March 31, 2015
Canada	$(96,158)	$(125,840)
Argentina	(487,854)	(186,401)
United States	(112,623)	(154,104)
	$(696,635)	$(466,345)

18. Commitments and Provision

a)	On March 27, 2007, the Company signed a definitive lease purchase agreement with FK Minera S.A. to acquire a 100% interest in the Bajo Pobré gold property located in Santa Cruz Province, Argentina. The Company may earn up to a 100% equity interest in the Bajo Pobré property by making cash payments and exploration expenditures over a five-year earn-in period.

The required expenditures and ownership levels upon meeting those requirements were:

Year of the Agreement	Payment to FK Minera S.A.		Exploration Expenditures Required	Ownership
First year – 2007	US$50,000	PAID	US$250,000	0%
Second year – 2008	US$30,000	PAID	US$250,000	0%
Third year –2009	US$50,000	PAID	-	51%
Fourth year – 2010	US$50,000	PAID	-	60%
Fifth year – 2011	US$50,000	PAID	-	100%
TOTAL	USD$230,000	PAID	USD$500,000	100%

b)	In March 2007, the Company was the successful bidder for the exploration and development rights to the La Josefina project from Fomicruz. On July 24, 2007, the Company entered into an agreement with Fomicruz pursuant to which the Company agreed to invest a minimum of US$6 million in exploration and development expenditures over a four year period, including US$1.5 million before July 2008. The agreement provides that, in the event that a positive feasibility study is completed on the La Josefina property, a Joint Venture Corporation ("JV Corporation") would be formed by the Company and Fomicruz. A revised schedule for exploration and development of the La Josefina project was submitted in writing to Fomicruz and was adopted on May 9, 2011, mandating that an economic feasibility study and production decision be made by the Company for the La Josefina project by the end of 2013. The Company would own 91% of the joint venture company and Fomicruz would own the remaining 9%.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three month periods ended March 31, 2016 and 2015

On November 15, 2012 the Company signed an amended agreement with Fomicruz extending the 2011 exploration term by 4 years to 2015 with an option for an additional 4 year extension to 2019; the new agreement requires the Company to make a production decision by the end of 2019.  The Company's projected production date is December 31, 2019.

The Company has agreed to make a minimum investment of US$12 million by 2015 and another US$6 million by 2019, which will bring the total investments in the La Josefina Project to US$18 million.  The Company has already invested approximately US$17.5 million.

A participating interest of Fomicruz over the minerals and metals extracted from the field and the purchase option of up to a 49% participating interest in the incorporation of the future Company to be organized for the productions and exploitation of the project, having Fomicruz to contribute the equivalent of such percentage of the investments made.  The Company has the right to buy back any increase in Fomicruz's ownership interest in the JV Corporation at a purchase price of USD$200,000 per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%; the Company can purchase 10% of the Fomicruz's initial 19% JV Corporation ownership interest by negotiating a purchase amount with Fomicruz.

c)	On June 30, 2010, a former director and accounting consultant ("the Consultant") to the Company severed his business relationship with the Company. On August 5, 2010 the Consultant claimed that since 2006, he was actually an employee of, not a consultant to, CCSA. On September 7, 2010, the Argentine Ministry of Labor, Employment and Social Security filed a Certificate of Notice on CCSA and the Company indicating that a representative from CCSA and the Company must appear before a mediator to address the Consultant's claims. The certificates of notice stated the value of the Consultant's claim against the Company at 500,000 pesos (US$126,811).

On March 18, 2011, a lawsuit was filed against the Company and its subsidiaries by the Consultant.  The lawsuit claimed that the Consultant was an employee of the Company, not a consultant, since 2006.  The total value of the claim was US$249,041, including wages, alleged bonus payments, interest and penalties.  The condensed interim consolidated financial statements include a provision of $325,000 at March 31, 2016 (December 31, 2015 - $250,000), representing the estimated value of the certificates of notices filed to date.  Management considers the lawsuit to be without merit and intends to defend the Company and its subsidiaries to the fullest extent possible.

As of March 31, 2016, the Company has been notified that amounts totaling 1,025,610 pesos ($90,367 as at March 31, 2016 and $94,998 as at December 31, 2015) was withheld from its Argentine bank account and placed in escrow with the Court pending the outcome of the lawsuit filed on March 18, 2011 against the Company.

d)	On October 31, 2011, the Company signed an agreement with the owners of the Piedra Labrada Ranch for the use and lease of facilities on the same premises as the Company's La Josefina facilities. The initial term was for three years beginning November 1, 2011 and ended on October 31, 2014, including annual commitments of $60,000. The Company extended this agreement for two years.

e)	On November 1, 2012, the Company entered into an agreement with Fomicruz for the exploration of the La Valenciana project in Santa Cruz province, Argentina. The agreement is for a total of 7 years, expiring on October 31, 2019. The 7 years is broken into 3 economic periods, at the end of each period the Company will have the option of reporting its results to Fomicruz or terminating the agreement.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three month periods ended March 31, 2016 and 2015

The agreement with Fomicruz requires the Company to spend USD $5,000,000 in exploration on the project over 7 years.  If the Company elects to exercise its option to bring the La Valenciana project into production it must grant Fomicruz a 9% ownership in a new JV Corporation to be created by the Company to manage the project. If Fomicruz elects to increase their ownership they can under the following formula up to a maximum of 49% interest.

•	To purchase an additional 10% in the JV corporation, Fomicruz must reimburse the Company for 10% of the exploration expenses made by the Company during the exploration period;

•	To purchase the next 10% interest in the JV corporation, Fomicruz must reimburse the Company for 20% of the exploration expenses made by the Company during the exploration period;

•	To purchase a final additional 20% interest in the JV Corporation, Fomicruz must reimburse the Company for 25% of the exploration expenses made by the Company during the exploration period; bringing Fomicruz's total ownership interest in the JV Corporation to 49%.

At the Company's option it can purchase all but the 9% granted ownership interest in the JV Corporation from Fomicruz for USD $200,000 per percentage point owned.  If Fomicruz decides not to increase its stake in the company pursuant to the foregoing stipulations, or if it does so and CCSA buys it back, CCSA will have the option to acquire 10% (ten percent) of the initial 9% stake of Fomicruz S.E., in which case, it must reach an agreement with Fomicruz S.E. on the amounts to be paid.

f)	On March 26, 2014, the Company signed an agreement with the surface rights holder of the La Valenciana Ranch, located in Santa Cruz Province, Argentina for access and use of their property. The agreement allows for the Company to engage in exploration activity. The term is for five years, beginning April 1, 2014 and ending March 31, 2019, including annual commitments of $36,000. The Company's total commitment for 2016 is US$36,000.

19. Capital Disclosure

Capital management is the key to achieving the Company's growth plans, the maintenance of a strong capital base to ensure financial flexibility, and providing returns to shareholders.
The Company's capital is comprised of shareholders' equity, as follows:
Management of capital risk
	March 31,	December 31,
	2016	2015
Shareholders' equity	$(69,540)	$520,933

The Company does not have covenants associated with the Company's long-term liabilities.  The Company regularly reviews its on-going capital requirements to fund capital expenditures and service upcoming obligations.

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three month periods ended March 31, 2016 and 2015

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments.
The Company is not subject to externally imposed capital requirements.

20. Subsequent Events

As reported in news releases on February 10, 2016 and March 3, 2016, the Corporation was scheduled to close the purchase of the Martha mine, flotation mill, equipment and buildings for US$2.7 million on March 25, 2016 subject to satisfying certain closing conditions, including the approval of Argentina's National Secretary of Mining (SMN) and TSX Venture Exchange approval.  The transaction closing occurred in early May 2016.

The terms for payment are US$1.2 million payable at closing, with the balance of US$1.5 million payable 365 days after the closing.  The Corporation has made arrangements to secure the necessary financing for the acquisition, details of which will be disclosed on closing.

On April 14, 2016, the Corporation entered into a loan agreement with related parties to borrow US$2 million. The loan bears interest of 8% per annum on a month to month basis and is repayable or renewable every 90 days.  The primary use of the funds is for the purchase of the Martha mine.

On May 20, 2016, the Corporation announced the grant of stock options to directors, officers and consultants to purchase a total of 4,000,000 common shares of the Corporation for a period of five years at an exercise price of $0.15 per share effective May 20, 2016. The incentive stock options are in part due to lower wages and fees during a weak market.